UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No......... )*

                         Health Outcomes Management Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    42219F105
              ----------------------------------------------------
                                 (CUSIP Number)

        Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158
                               (tel: 212-476-5654)

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                     8/21/98
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

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

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               Page 2 of 5 Pages

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1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons:

      Norman H. Pessin
      IRA Rollover F/B/O Norman H. Pessin

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A
            (b)
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

                            PF

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      of 2(e)       [ ]

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6)    Citizenship or Place of Organization: USA

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Number of               7)    Sole Voting Power:  670,000
Shares                                            375,000
Beneficially            --------------------------------------------------------
owned by each           8)    Shared Voting Power:  ------------
Reporting
Person                  --------------------------------------------------------
with                    8)  9)Sole Dispositive Power:  670,000
                                                       375,000
                        -------------------------------------------------------
                        10)   Shared Dispositive Power:  ------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,045,000

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): 11.77%

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14)   Type of Reporting Person (See Instructions):     IN

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                               Page 3 of 5 Pages

ITEM 1: IDENTITY AND BACKROUND

(a)     Norman H. Pessin
(b)     Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY  10158
(c)     Retired
(d)     None
(e)     None
(f)     USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      A total of 670,000 shares were purchased with $374,206 of personal funds by Mr. Pessin. A total of 375,000 shares were purchased for $46,875 with funds in the IRA Rollover Account F/B/O Norman Pessin.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      Norman H. Pessin personally owns 670,000 shares of the Issuer's Common Stock, constituting 7.55% thereof.

      (a) The IRA Rollover Account beneficially owns 375,000 or 4.22% of the outstanding shares of Common Stock of the issuer.

      (b) Norman Pessin has sole power of disposition over 670,000 shares and sole power to vote the 670,000 shares. The IRA Rollover Account has sole power of disposition over the 375,000 shares and sole power to vote the 375,000 shares.

      (c) Norman Pessin purchased the 670,000 shares from December 22, 1997 through January 13, 2000 at various prices. The IRA Rollover Account F/B/O Norman Pessin purchased the 375,000 shares on August 1, 2000, August 7, 2000 and August 9, 2000 for a total purchase price of $46,875.

      (d) Not Applicable

      (e) Not Applicable

                               Page 4 of 5 Pages

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        N/A

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:  /s/ Norman H. Pessin
            --------------------
                Norman Pessin

IRA ROLLOVER ACCOUNT F/B/O NORMAN PESSIN

By:  Norman  H. Pessin
     -----------------
     Norman Pessin

August   , 2000

Norman Pessin

               Norman Pessin
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Name/Title